Exhibit 99.1

Copa Holdings Reports Net Income of $136.5 million and EPS of $3.22 for the First Quarter of 2018

Panama City, Panama --- May 9, 2018. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2018 (1Q18). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2017 (1Q17).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$136.5 million for 1Q18 or earnings per share (EPS) of US$3.22, as compared to net income of US$101.0 million or earnings per share of US$2.38 in 1Q17.

▪	Operating income for 1Q18 came in at US$143.4 million, representing a 23.4% increase over operating income of US$116.2 million in 1Q17, as a result of a 7.2% increase in unit revenues (RASM), which outpaced the 5.6% oil-driven increase in unit costs (CASM). Operating margin for 1Q18 came in at a strong 20.1%, compared to an operating margin of 18.9% in 1Q17.

▪	For 1Q18, consolidated passenger traffic grew 10.4% while consolidated capacity grew 8.4%. As a result, consolidated load factor for the quarter increased 1.5 percentage points to 83.0%.

▪	Total revenues for 1Q18 increased 16.2% to US$715.0 million. Yield per passenger mile increased 5.3% to 13.3 cents and RASM came in at 11.4 cents, or 7.2% above 1Q17.

▪	Operating cost per available seat mile (CASM) increased 5.6%, from 8.6 cents in 1Q17 to 9.1 cents in 1Q18. CASM excluding fuel costs increased 1.1% from 6.2 cents in 1Q17 to 6.3 cents in 1Q18, mainly as a result of maintenance events related to an aircraft lease return.

▪	Cash, short-term and long-term investments ended the quarter slightly over US$1.0 billion, representing 38% of the last twelve months’ revenues.

▪	Copa Holdings ended the quarter with a consolidated fleet of 100 aircraft – 67 Boeing 737-800s, 14 Boeing 737-700s, and 19 Embraer-190s.

▪	For 1Q18, Copa Airlines had an on-time performance of 91.3% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	In April 2018, the company took delivery of one Boeing 737-800, increasing the consolidated fleet to 101 aircraft.

▪	Copa Holdings will pay its second quarterly dividend of $0.87 per share on June 15, to all Class A and Class B shareholders on record as of May 31, 2018.

Consolidated Financial & Operating Highlights	1Q18	1Q17*	Variance vs. 1Q17	4Q17*	Variance vs. 4Q17
Revenue Passengers Carried ('000)	2,465	2,264	8.9%	2,460	0.2%
RPMs (mm)	5,223	4,732	10.4%	5,086	2.7%
ASMs (mm)	6,297	5,808	8.4%	6,111	3.0%
Load Factor	83.0%	81.5%	1.5 p.p.	83.2%	-0.3 p.p.
Yield	13.3	12.6	5.3%	12.7	4.5%
PRASM (US$ Cents)	11.0	10.3	7.2%	10.6	4.1%
RASM (US$ Cents)	11.4	10.6	7.2%	11.0	3.7%
CASM (US$ Cents)	9.1	8.6	5.6%	9.1	-0.1%
CASM Excl. Fuel (US$ Cents)	6.3	6.2	1.1%	6.5	-2.4%
Fuel Gallons Consumed (Millions)	80.1	74.2	8.0%	78.7	1.8%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.16	1.84	17.6%	2.03	6.7%
Average Length of Haul (Miles)	2,119	2,090	1.4%	2,067	2.5%
Average Stage Length (Miles)	1,322	1,275	3.7%	1,292	2.3%
Departures	32,339	31,095	4.0%	32,183	0.5%
Block Hours	108,635	101,495	7.0%	106,750	1.8%
Average Aircraft Utilization (Hours)	12.0	11.3	6.1%	11.6	3.3%
Operating Revenues (US$ mm)	715.0	615.3	16.2%	669.3	6.8%
Operating Income (US$ mm)	143.4	116.2	23.4%	114.1	25.7%
Operating Margin	20.1%	18.9%	1.2 p.p.	17.1%	3.0 p.p.
Net Income (US$ mm)	136.5	101.0	35.1%	94.6	44.3%
Adjusted Net Income (US$ mm) (1)	136.5	101.9	34.0%	94.0	45.1%
EPS - Basic and Diluted (US$)	3.22	2.38	35.0%	2.23	44.3%
Adjusted EPS - Basic and Diluted (US$) (1)	3.22	2.40	33.8%	2.22	45.1%
# of Shares - Basic and Diluted ('000)	42,439	42,396	0.1%	42,430	0.0%

(1)Adjusted Net Income and Adjusted EPS for 1Q17, and 4Q17 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

* Restated for retrospective adoption of IFRS15.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 1Q18 RESULTS

Copa Holdings’ first quarter results reflect a healthy demand environment and great execution. Higher load factors and yields produced a significant unit revenue improvement, which outpaced an oil-driven increase in unit costs and resulted in a year over year margin expansion.

Consolidated operating revenues increased 16.2% to US$715 million during the quarter on capacity growth of 8.4%. Load factor came in at 83.0%, or 1.5 percentage points above 1Q17, while yields came in at 13.3 cents, or 5.3% higher than 1Q17. As a result, passenger revenues per ASM (PRASM) increased 7.2% from 10.3 cents in 1Q17 to 11.0 cents in 1Q18.

Operating expenses for 1Q18 increased 14.5% to US$571.6 million, while operating expenses per ASM (CASM) increased 5.6% to 9.1 cents. Excluding fuel costs, unit costs increased 1.1% to 6.3 cents, mainly as a result of one-time maintenance events related to lease returns.

Aircraft fuel expense increased 27.6% or US$37.6 million compared to 1Q17, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price increased 17.6%, from an average of US$1.84 per gallon in 1Q17 to US$2.16 per gallon in 1Q18.

The Company recorded non-operating income of US$4.9 million for 1Q18 compared to non-operating expense of US$4.2 million for 1Q17. Non-operating income for 1Q18 includes a US$7.7 million translation gain due to foreign currency fluctuations, and a net interest expense of US$3.3 million, while 1Q17 non-operating expense includes a net interest expense of US$5.5 million, a US$1.5 million expense due to changes in the fair value of derivatives and other expenses, and a US$2.7 million translation gain due to foreign currency fluctuations.

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Copa Holdings closed the quarter with slightly over a US$1 billion in cash, short-term and long-term investments, representing approximately 38% of last twelve months´ revenues.

Total debt at the end of 1Q18 amounted to US$1.14 billion compared to US$1.17 billion at the end of 1Q17, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2018

For 2018, the Company updates its guidance as follows: Consolidated capacity is expected to grow approximately 9%, and given the higher fuel prices and the Venezuela cancellations occurring in the 2Q18, operating margin is now expected to come at the lower end of the range of 17 to 19 percent.

Financial Outlook	2018 Guidance	2017* Actual
Capacity - YOY ASM Growth	+/-9%	8.8%
Operating Margin	17-19%	17.3%

Factored into the above mentioned outlook is a load factor of approximately 84%, Unit Revenues (RASM) of 11 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.3 cents and a higher estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.25 per gallon.

*Restated for retrospective adoption of IFRS15.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q18 totaled US$715 million, a 16.2% or US$99.8 million increase over operating revenue of US$615.3 million in 1Q17, mainly due to a 16.3% or US$97.2 million increase in passenger revenue.

Passenger revenue totaled US$694.9 million, an increase of 16.3% from passenger revenue of US$597.7 million in 1Q17. A 1.5 percentage point increase in load factor, combined with a 5.3% increase in passenger yield, resulted in a 7.2% increase in PRASM.

Cargo and mail revenue totaled US$14.3 million in 1Q18, an 11.5% increase from 1Q17.

Other operating revenue totaled US$5.8 million in 1Q18, a 23.8% increase from other operating revenue of US$4.7 million in 1Q17 mostly due to higher frequent flyer program revenues.

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Operating expenses

For 1Q18, operating expenses increased 14.5% to US$571.6 million, representing operating cost per available seat mile (CASM) of 9.1 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel), increased 1.1% from 6.2 cents in 1Q17 to 6.3 cents in 1Q18.

Fuel totaled US$174 million, a US$37.6 million or 27.6% increase over aircraft fuel expense of US$136.3 million in 1Q17. This increase was a result of 8% more gallons consumed given additional capacity, and a 17.6% higher average price per gallon of jet fuel (all-in), which averaged US$2.16 in 1Q18, compared to US$1.84 in 1Q17.

Wages, salaries, benefits and other employees' expenses totaled US$110.6 million, a 9.7% increase over salaries and benefits of US$100.8 million in 1Q17. This was mainly driven by growth in operational staff to support current capacity and future growth, as well as salary adjustments.

Passenger servicing totaled US$25.5 million, a 10.3% increase over passenger servicing of US$23.1 million in 1Q17. This increase resulted primarily from passenger traffic growth and an increase in average length of haul.

Airport facilities and handling charges totaled US$44.5 million, an 8.7% increase over US$41.0 million in 1Q17. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$53.8 million, an 8.1% increase over an expense of US$49.8 million in 1Q17. This increase was mainly a result of higher net bookings due to additional passengers carried.

Maintenance, material and repairs totaled US$31.7 million, a 23.9% increase from maintenance, material and repairs of US$25.6 million in 1Q17. This was a result of one-time maintenance events related to an aircraft lease return.

Depreciation and amortization totaled US$41.9 million in 1Q18, a 5.4% increase over depreciation of US$39.8 million in 1Q17, mainly due to fleet growth and an increase in engine events amortization.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 5.6%, from US$59.7 million in 1Q17 to US$63.0 million in 1Q18, mainly as a result of additional flying, partly offset by lower aircraft rental expenses.

Other operating and administrative expenses totaled US$26.6 million in 1Q18, an increase of 15.6% vs 1Q17, mainly as a result of IT projects expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net income of US$4.9 million in 1Q18, compared to a net expense of US$4.2 million in 1Q17.

Finance cost totaled US$8.6 million in 1Q18, a 4% decrease from US$8.9 million in 1Q17.

Finance income totaled US$5.2 million, a 52.3% increase over US$3.4 million in 1Q17, as a result of higher cash balance and higher investment yields.

Gain (loss) on foreign currency fluctuations totaled a US$7.7 million gain, compared to a US$2.7 million gain in 1Q17. This gain was mainly driven by a translation gain on Venezuelan Bolivar denominated payables.

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Net change in the value of derivatives had no effect in 1Q18 as we had no derivative contracts, compared to a loss of US$0.9 million in 1Q17 related to the mark to market of fuel hedge contracts.

Other non-operating (income) expense resulted in a net income of US$0.5 million in 1Q18 compared to a net expense of US$0.6 million in 1Q17, mainly related to a one-time fee reimbursement.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 78 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 82 Boeing 737NG aircraft and 19 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q18	1Q17*	Change	4Q17*	Change
Operating Revenues
Passenger revenue	694,912	597,736	16.3%	647,776	7.3%
Cargo and mail revenue	14,337	12,856	11.5%	14,841	-3.4%
Other operating revenue	5,775	4,665	23.8%	6,665	-13.4%
Total Operating Revenue	715,024	615,257	16.2%	669,282	6.8%

Operating Expenses
Fuel	173,957	136,343	27.6%	159,556	9.0%
Wages, salaries, benefits and other employees' expenses	110,630	100,817	9.7%	110,952	-0.3%
Passenger servicing	25,462	23,074	10.3%	26,481	-3.8%
Airport facilities and handling charges	44,547	40,966	8.7%	42,238	5.5%
Sales and distribution	53,779	49,760	8.1%	51,452	4.5%
Maintenance, materials and repairs	31,724	25,596	23.9%	31,932	-0.7%
Depreciation and amortization	41,909	39,775	5.4%	42,151	-0.6%
Flight operations	27,664	24,031	15.1%	25,082	10.3%
Aircraft rentals and other rentals	33,330	34,231	-2.6%	33,313	0.1%
Cargo and courier expenses	2,047	1,464	39.8%	2,218	-7.7%
Other operating and administrative expenses	26,579	23,001	15.6%	29,790	-10.8%
Total Operating Expense	571,628	499,059	14.5%	555,165	3.0%

Operating Profit	143,396	116,198	23.4%	114,117	25.7%

Non-operating Income (Expense):
Finance cost	(8,564)	(8,921)	-4.0%	(8,725)	-1.8%
Finance income	5,248	3,446	52.3%	5,443	-3.6%
Gain (loss) on foreign currency fluctuations	7,723	2,723	183.7%	(5,676)	n/m
Net change in fair value of derivatives	-	(860)	n/m	540	n/m
Other non-operating income (expense)	496	(615)	n/m	(916)	n/m
Total Non-Operating Income/(Expense)	4,902	(4,227)	n/m	(9,334)	n/m

Profit before taxes	148,298	111,971	32.4%	104,783	41.5%

Income tax expense	11,825	10,971	7.8%	10,212	15.8%

Net Profit	136,473	101,000	35.1%	94,571	44.3%

EPS - Basic and Diluted	3.22	2.38	35.0%	2.23	44.3%
Shares - Basic and Diluted	42,438,748	42,395,784	0.1%	42,429,821	0.0%

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries
Balance Sheet - IFRS
(US$ Thousands)	March	December 31
	2018	2017
	(Unaudited)	(Restated) *

ASSETS

Current Assets
Cash and cash equivalents	196,584	238,792
Restricted cash and cash equivalents	-	-
Short-term investments	650,110	705,108
Total cash, cash equivalents and short-term investments	846,694	943,900

Accounts receivable, net	148,900	115,323
Accounts receivable from related parties	1,499	318
Expendable parts and supplies, net	84,849	81,825
Prepaid expenses	51,538	45,421
Other current assets	11,843	11,701
TOTAL CURRENT ASSETS	1,145,323	1,198,488

Long-term investments	155,313	65,953
Long-term accounts receivable	2,365	2,444
Long-term prepaid expenses	25,714	26,130
Property and equipment, net	2,863,901	2,825,904
Intangible, net	84,951	81,115
Net pension asset	3,561	3,185
Deferred tax assets	17,592	18,572
Other Non-Current Assets	31,285	31,140
TOTAL NON-CURRENT ASSETS	3,184,682	3,054,443

TOTAL ASSETS	4,330,005	4,252,931

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	253,944	298,462
Accounts payable	118,200	116,554
Accounts payable to related parties	14,405	12,880
Air traffic liability	485,199	477,168
Frequent flyer deferred revenue	54,959	50,312
Taxes and interest payable	89,058	81,440
Accrued expenses payable	38,616	60,321
Income tax payable	6,522	3,700
Other Current Liabilities	1,444	1,156
TOTAL CURRENT LIABILITIES	1,062,347	1,101,993

Long-term debt	889,011	876,119
Other long - term liabilities	130,834	123,182
Deferred tax Liabilities	45,268	50,628
TOTAL NON-CURRENT LIABILITIES	1,065,113	1,049,929

TOTAL LIABILITIES	2,127,460	2,151,922

EQUITY
Issued Capital
Class A - 33,796,272 issued and 31,243,732 outstanding	21,078	21,038
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	74,871	72,945
Treasury Stock	(136,388)	(136,388)
Retained Earnings	2,102,933	1,775,426
Net Income	136,473	364,410
Other Comprehensive Income	(3,888)	(3,888)
TOTAL EQUITY	2,202,545	2,101,009

TOTAL LIABILITIES AND EQUITY	4,330,005	4,252,931

* Restated for retrospective adoption of IFRS 15

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Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the three months ended March 31,
(In US$ thousands)
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	145,019	132,752	118,934
Cash flow used in investing activities	(74,198)	(74,800)	(42,044)
Cash flow used in financing activities	(113,029)	(119,743)	(71,652)
Net (decrease) increase in cash and cash equivalents	(42,208)	(61,791)	5,238
Cash and cash equivalents at January 1	238,792	331,687	204,715
Cash and cash equivalents at March 31	$196,584	$269,896	$209,953

Short-term investments	650,110	570,497	457,505
Long-term investments	155,313	954	864
Restricted cash and cash equivalents	-	-	55,611
Total cash and cash equivalents and investments at March 31	$1,002,007	$841,347	$723,933

* Restricted cash corresponds to margin calls to secure derivative financial instruments transactions.

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

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Reconciliation of Adjusted Net Income
and Adjusted EPS	1Q18	1Q17*	4Q17*

Net profit as Reported	$136,473	$101,000	$94,571

Special Items (adjustments):
Net change in fair value of derivatives		$860	$(540)
Adjusted Net Income	$136,473	$101,860	$94,031

Shares used for Computation (in thousands)
Basic and Diluted	$42,439	$42,396	$42,430

Adjusted earnings per share - Basic and Diluted	$3.22	$2.40	$2.22

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	1Q18	1Q17*	4Q17*

Operating Costs per ASM as Reported (in US$ Cents)	9.1	8.6	9.1
Aircraft fuel per ASM (in US$ Cents)	(2.8)	(2.3)	(2.6)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.3	6.2	6.5

*  Restated for retrospective adoption of IFRS 15

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